Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Mr. David Ellison
Chief Financial Officer
Applied Neurosolutions, Inc.
50 Lakeview Parkway
Suite 111
Vernon Hills, IL 60061

       Re: **Applied Neurosolutions, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              File No. 1-13835

Dear Mr. Ellison:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief